SIGNATURE COPY
Exhibit 99.1
Confidential Treatment Requested: The portions of this agreement marked by XXXXX have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission.
Re: Letter Agreement — Refundable Cross Deposit Agreement dated 26 November 2002 as amended and supplemented (“RCDA”), between Chartered Semiconductor Manufacturing Ltd. (“Chartered”) and International Business Machines Corporation (“IBM”).
Dear Andy Miro:
This Letter Agreement memorializes the agreement of IBM and Chartered to amend certain portions of the RCDA in conjunction with the Parties’ execution of the Second Amendment to the IBM Fabrication Subcontract Agreement dated as of today. Accordingly, the Parties agree as follows:
1.	Notwithstanding Section 2.4 of the RCDA, IBM shall refund Chartered’s Prepaid Capacity Deposit in the following manner:
a.	XXXXX ($US XXXXX) on or before 16, March 2006; and

b.	The remaining balance of Chartered’s Prepaid Capacity Deposit without interest thereon on or before 15 April, 2006.
Such payments shall be paid by telegraphic transfers to the account(s) designated by Chartered in writing

2.	Notwithstanding any provision of the RCDA to the contrary but subject to payment of the refund by IBM pursuant to paragraph 1 above of this letter, the “Chartered Prepaid Capacity” and “Chartered Prepaid Capacity Period” will both terminate as of 15 April 2006.

3.	The Effective date of this Letter Agreement is March 15, 2006.

4.	Except as otherwise stated above, all other terms and conditions of the RCDA remain unchanged and shall remain in full force and effect. This Letter Agreement, together with the Agreement, constitutes the entire agreement between the Parties with respect to this subject matter and supersedes all previous communications and agreements with respect to that subject matter.

5.	Any signed copy of this Letter Agreement made by reliable means (e.g., photocopy or facsimile) is considered an original.
Please signify Chartered’s concurrence with this Letter Agreement by arranging for an authorized signatory of Chartered to countersign one original of this Agreement and then returning that original to Steven Blanks. The duplicate original is for your records.
Sincerely,

INTERNATIONAL BUSINESS MACHINES CORPORATION
By: /s/ Steven R Blanks
Name: Steven R Blanks
Title:    Procurement Development Manager

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SIGNATURE COPY
ACCEPTED AND AGREED TO
THIS 27th DAY OF MARCH, 2006.
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By: /s/ Mike Rekuc
Name: Mike Rekuc
Title: SVP, WW Sales and Marketing

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